February 2, 2012
Kevin G. Wills Executive Vice President and Chief Financial Officer Saks Incorporated 12 East 49th Street New York, NY 10017 T 212 940 5540 F 212 940 5253 Kevin_Wills@s5a.com

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Saks Incorporated
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 18, 2011
File No. 1-13113

Dear Mr. Thompson:

This letter is submitted in response to the letter dated January 20, 2012 (the “Comment Letter”) in which the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) commented on the financial statements and related disclosures in the Form 10-K for the fiscal year ended January 29, 2011 (“Form 10-K”) filed by Saks Incorporated (the “Company”). For your convenience, the responses set forth below have been numbered to correspond to the comments set forth in the Comment Letter.

Consolidated Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

1.	Comment: Please tell us your consideration of disclosing the following information: (i) accumulated balances for each classification of accumulated comprehensive income at each balance sheet date; (ii) the components of other comprehensive income for each year; (iii) reclassification adjustments for each year; and (iv) the amount of income tax expense or benefit allocated to each component of other comprehensive income. In addition, please tell us the amount of each classification of accumulated comprehensive income at each balance sheet date and the amounts of each component of other comprehensive income and reclassification adjustments for each year on both a gross and net basis.

Response: The Company has only one activity associated with the Company’s defined benefit pension plan in accumulated comprehensive income at each balance sheet date presented. These amounts are presented in the Consolidated Statements of Changes in Shareholders’ Equity. The Company, for further clarity, will revise future filings to include a description of the component of accumulated comprehensive income in the Consolidated Statements of Changes in Shareholders’ Equity, as well as the amount of each component of comprehensive income, the reclassification adjustments, and the related tax effect for all years presented. A revised Consolidated Statements of Changes in Shareholders’ Equity with the information requested is provided in Schedule A attached hereto.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

2.	Comment: Please tell us your consideration of disclosing your accounting policies for proprietary credit card loyalty programs.

Response: The Company has historically not disclosed its accounting policy for its proprietary credit card loyalty program because the Company does not consider this accounting policy to be significant. However, in future filings, the Company, will include the following disclosure of its accounting policy for proprietary credit card loyalty programs:

“The Company maintains a customer loyalty program in which customers accumulate points for each qualifying purchase. On an annual basis, the customers receive a gift card to apply to future purchases. The amount of the gift card is based on the level of points accumulated during the year. The Company estimates the net cost of these gift cards that will be earned and redeemed and records this amount in cost of sales as points are accumulated.”

Net Sales, page F-8

3.	Comment: Please tell us your basis in GAAP for recognizing merchandise sales at the time customers direct shipment of the merchandise. Please discuss your shipping terms and when risks of ownership for such merchandise pass to customers. In addition, please tell us your consideration of clarifying your disclosure regarding recognition of sales of merchandise ordered via saks.com or by catalog.

Response: The Company’s policy of recognizing revenue on direct shipment to customers primarily relates to the Company’s e-commerce operations (“Saks Direct”). Historically, the Company has recognized revenue on its Saks Direct merchandise sales at the time of shipment to the customer which is when payment is received. The merchandise shipping terms do not specify when title passes to the customer. Saks Direct revenue has traditionally been a small portion of

Company’s consolidated revenues and since payment is received at the time of shipment and merchandise generally reaches the customer within two days, the Company has concluded in the past that revenue recognition at the time of shipment was appropriate.

The Company has included a portion of its response to comment #3 in a separate letter, as supplemental information, due to the confidentiality of the information. The Company requests that this information be kept confidential and returned to the Company when the Staff’s review is complete.

The Company currently still believes that these amounts are insignificant but in anticipation of future Saks Direct growth, will implement a new accounting policy and cut-off procedures to recognize merchandise sales when they are delivered to customers. Beginning in the fourth quarter of 2011, the Company will reduce sales and gross margin at the end of the reporting period to account for the average two days it takes to deliver merchandise to the customer. In future filings on Form 10-K, the Company will include the following accounting policy in Note 2:

“Sales of merchandise from the Company’s retail stores are recognized at the time customers provide a satisfactory form of payment and take delivery of the merchandise. Sales of merchandise from Saks Direct are recognized upon estimated receipt of merchandise by the customer.”

Operating Leases, page F-12

4.	Comment: Please tell us your consideration of disclosing the amount of deferred rent and property incentives included in other long-term liabilities at each balance sheet date. Refer to paragraph 24 of Rule 5-02 of Regulation S-X.

Response: The Company has considered paragraph 24 of Rule 5-02 of Regulation S-X and will include in future filings, in Note 2 “Summary of Significant Accounting Policies” disclosure of the amount of its deferred rent liabilities. Had the disclosure been made in the 2010 Form 10-K, it would have read as follows:

“As of January 29, 2011 and January 30, 2010, deferred rent liabilities were $57,042 and $56,990, respectively. These amounts are included in other long-term liabilities in the Consolidated Balance Sheets.”

Earnings Per Share, page F-13

5.

Comment: We note you can settle the convertible notes with shares, cash or a combination thereof at your discretion and that you presumed share settlement in computing diluted earnings per share for fiscal 2010. It appears that the presumption of share settlement represents a change from past practice when you computed diluted earnings per share assuming you would settle the par value of convertible notes in cash and the difference between par value and fair value in stock. Please tell us the facts and circumstances surrounding the revised presumption and quantify the impact on diluted earnings per share for fiscal 2010 and each subsequent quarter. In addition, tell us the pertinent sections of ASC 260 supporting the change. Also, please tell us your consideration of disclosing the revised presumption/computation of earnings per share, the surrounding facts and circumstances and the resulting impact on the reported amount of diluted earnings per share.

Response: The Company considered ASC 260-10-45-45 through 45-47 in determining the settlement assumption to use in its computation of diluted earnings per share (“EPS”), which states that if an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder, the determination of whether that contract is to be reflected in the computation of diluted EPS shall be made based on the facts available each period. ASC 260-10-45-45 presumes that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS if the effect is more dilutive. This presumption may be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.

The Company does not have a stated policy regarding the method of settlement for its convertible notes. The method of settlement will be determined based on the facts and circumstances at the time of conversion. At the end of each reporting period, the Company evaluates whether its current settlement assumption continues to be appropriate in light of the current facts and circumstances, and may revise its assumption, if appropriate.

During the fourth quarter of fiscal year 2008, the Company concluded that it could no longer overcome the presumption of share settlement (i.e., the Company could not continue to presume net share settlement) and began to presume share settlement in its computation of diluted EPS. The Company reached this conclusion as a result of the economic downturn that occurred in late 2008, at which time the Company began to experience a significant deterioration in its business, which resulted in the Company reporting a net loss of $99.8 million for the fourth quarter ended January 31, 2009 and a cash position just over $10 million. This loss meaningfully reduced the Company’s liquidity and cash position. Consequently, the Company concluded that it no longer could presume it had the ability to settle a conversion of its notes in cash. Given the extreme levels of uncertainty in the macroeconomic environment, the Company determined that share settlement was and continues to be the most prudent assumption.

In response to the Staff’s comment, the Company will include in its future filings disclosure of the settlement assumption utilized in its computation of diluted EPS. Had the Company included this disclosure in Note 2 “Summary of Significant Accounting Policies” in the 2010 Form 10-K, it would have read as follows:

“For the years ended January 29, 2011, January 30, 2010, and January 31, 2009, the computations of diluted EPS assume that the Company’s convertible notes would be settled in shares of common stock.”

6.	Comment: Please tell us how potential shares to be issued in settlement of the written call options disclosed in the first complete paragraph on page F-22 are considered in computing diluted earnings per share.

Response: The Company did consider the effect of the written call options disclosed on page F-22 in its computations of diluted earnings per share. The written call options were anti-dilutive as the exercise price of the written call options exceeded the average market price of the Company’s common stock and as such were excluded from the computation for all periods presented. The written call options expired during fiscal year 2011. In future filings the Company will revise the disclosure that appears on page F-13 on Form 10-K to reflect these anti-dilutive written call options that were excluded from the computation of diluted EPS for the prior periods presented. The revised disclosure is as follows:

	2010	2009	2008
Stock options and Employee Stock Purchase Plan shares	—	101	346
Unvested restricted stock awards and performance shares	—	3,944	1,889

Total	—	4,045	2,235

Securities excluded from the computation of diluted earnings (loss) per share because the exercise prices were greater than the average market price of the Company’s common stock
Stock options (1)	1,344	1,659	1,811
Written call options (1)	19,219	19,219	19,219

Securities excluded from the computation of diluted earnings (loss) per share calculation because the performance criteria were not met:
Performance shares	50	75	845

Contingently convertible securities excluded from the computation of diluted earnings (loss) per share:
7.5% Convertible Notes	21,670	21,670	n/a
2.0% Convertible Notes	19,219	19,219	19,219

	40,889	40,889	19,219

(1)	Represents the number of options that were outstanding at the end of each period. Application of the treasury stock method would reduce this amount if they had a dilutive effect and were included in the computation of diluted EPS.

Segment Reporting, page F-14

7.

Comment: Please provide us the quantitative data and other factors considered in concluding that the SFA, OFF 5TH and Saks Direct operating segments have similar economic characteristics and thus are expected to exhibit similar long-term financial performance. In doing so, please be sure to address your consideration of the similarity of long-term average gross margins and provide the gross margins for each of your operating segments for the last five years.

Response:

ASC 280-10-50-10 states that a public entity shall report separately information about each operating segment that meets both of the following criteria:

a.	Has been identified as an operating segment or results from aggregating two or more of those segments.

b.	Exceeds certain quantitative thresholds

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics and if the segments are similar in all of the following areas:

a.	The nature of the products and services

SFA (“Full Line”) – The Full Line stores offer a wide assortment of distinctive luxury fashion apparel, shoes, accessories, jewelry, cosmetics, and gifts.

Saks Direct – The online business offers substantially the same luxury merchandise that is offered in the Full Line stores.

OFF 5TH – The OFF 5TH stores offer luxury fashion apparel, shoes, accessories, jewelry, and gifts similar to the merchandise offered by the Full Line stores and Saks Direct, but is marketed to the value conscious shopper. The merchandise in the OFF 5TH stores has either been transferred from the Full Line and Saks Direct stores or purchased from many of the same luxury brand suppliers.

b.	The nature of the production processes

The Company does not manufacture the products offered by any of its stores. All three businesses buy products from manufacturers.

c.	The type or class of customer for their product and services

Full Line and Saks Direct - Since the merchandise available through Saks Direct and the Full Line stores is not materially different, the type of customers are generally the same. The customers have similar demographics and customer lists are shared between the two businesses.

OFF 5TH – Customers who shop at OFF 5TH are looking for luxury merchandise at a discounted price. These are the same type of aspirational customers who look for value in our Full Line and Saks Direct stores and generally purchase merchandise at the lower price points within the merchandise mix offered in the Full Line and Saks Direct stores.

It should be noted that Saks customers regularly shop all three channels (Full Line, Saks Direct, and OFF 5TH).

d.	The methods used to distribute their products or provide their services

The methods used to distribute product to customers is essentially the same for the Full Line and the OFF 5TH business as the merchandise is available for purchase in retail stores throughout the country. Saks Direct merchandise is available for purchase online and the product is distributed through direct shipment to customers. Additionally, stores will also ship directly to customers if product is fulfilled from another store location.

The merchandise available for purchase from Saks Direct is housed in the same warehouse that is used to distribute product to the Full Line and OFF 5TH stores. The Company uses the same distribution technology, stock ledger, general ledger, and accounts payable system for all three channels. The employees who service the distribution centers and our shared service accounting center are segregated by functional area, not by operating segment. As Saks Direct continues to grow it is expected to require additional and potentially separate warehouse space. However, as the Company continues to evolve its inventory sharing practices between Full Line and Saks Direct, it is expected that both Full Line and Saks Direct product may be distributed from multiple warehouses.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

N/A

Economic Characteristics

Full Line and Saks Direct

The consumer sees no distinction between Full Line and Saks Direct as both simply represent a “store”. The Company’s business model is designed to ensure full integration, especially between Saks Direct and the Full Line stores. In order to ensure full integration, the Company has made a number of changes over the years and anticipates additional future system enhancements to meet the consumer’s omni-channel expectations.

The Company is aggressively moving to fully integrate its business model. Over the past year, organizational changes have occurred to ensure the Company maximizes its omni-channel opportunities. Specifically our lead Saks Direct merchant reports to our SFA President and the leader of the online store is now also responsible for company-wide marketing. The Company believes that the consumer views online marketing the same as other forms of marketing; hence there is only one message to the consumer regardless of where they shop. All of our marketing is designed to drive customer traffic to both our brick and mortar and online stores. Specifically, our internal analysis supports the proposition that online advertising drives increased Full Line store traffic. The Company also has coordinated merchandise buying programs for Saks Direct and the Full Line stores. Additionally new systems have been/will be implemented that permit enhanced sharing of inventory (e.g., buy online and return in store, buy online and exchange in store, buy online and pick-up in store, move store inventory to direct distribution center for direct fulfillment, move Saks Direct inventory to the stores etc.). The Company is also implementing enhanced selling technology in stores to allow sales associates to assist customers in finding product that may not be available in a particular store location. Through the use of smart phones, iPads, and point of sale terminals, associates can order products from Saks Direct for the customer on the store sales floor and the Full Line store associate receives commission on such sales. Finally, our planning and allocation functions are also highly integrated at Full Line and Saks Direct.

The Company manages the Saks Direct business in an integrated manner with the Full Line stores. The merchandise selection and pricing are generally the same online as in the Full Line stores and the Full Line and Saks Direct merchants actively share information regarding vendor plans, financial performance, trends, etc. Marketing, promotional activities, and the Company’s normal inventory markdown cadence are essentially the same at Full Line and Saks Direct.

Other qualitative economic characteristics that Saks Direct and Full Line share are as follows:

•	Sales are similarly affected by general economic conditions that impact consumer spending such as unemployment and consumer confidence.

•	Both the Company’s proprietary credit card and Co-brand MasterCard card can be used in the stores and online.

•	Customer service for Saks Direct and the Full Line stores is handled by the same shared service center.

•	Saks Direct merchandise returns are accepted at the Full Line Stores.

OFF 5TH

The Company’s OFF 5TH outlet stores offer luxury merchandise at a discounted price. The OFF 5TH business is an outlet center to sell off any remaining merchandise after it’s been discounted at the Full Line and Saks Direct stores in accordance with our normal markdown cadence. It also allows customers to buy discounted luxury brand merchandise specifically manufactured for our outlet stores by a number of our Full Line and Saks Direct suppliers.

The OFF 5TH business is integrated and directly dependent upon Full Line and Saks Direct. A portion of its product comes from Full Line and Saks Direct and there is a substantial customer overlap. The customer understands OFF 5TH as the Full Line and Saks Direct outlet and the Company has further emphasized this relationship in recent years as increased emphasis has been placed on signage. Previously, the Company branded the outlet stores as “OFF 5TH”; now the Company’s signage is “Saks Fifth Avenue OFF 5TH.”

Additionally, the Company is evaluating selling select OFF 5TH products online under its Saks Direct “Fashion Fix” flash sales program. Specifically, the Company conducted one test of this in fiscal 2011 and achieved encouraging results; consequently the Company is evaluating this effort as an ongoing program.

Other qualitative economic characteristics that OFF 5TH shares with Full Line and Saks Direct are as follows:

•	Both the Company’s proprietary credit card and Co-brand MasterCard card may be used in the stores and online.

•	Certain key functions are shared between Full Line and OFF 5TH such as customer service, real estate services, store construction, financial planning, legal, and asset protection.

•	Competitive risks to both Full Line and OFF 5TH are similar, including risks of local competition and new entrants to the market.

•	Store operations and the product distribution methods are essentially the same for the SFA and the OFF 5TH stores.

The Company has included a portion of its response to comment #7 in a separate letter, as supplemental information, due to the confidentiality of the information. The Company requests that this information be kept confidential and returned to the Company when the Staff’s review is complete.

Based on the aggregation criteria set forth above and factors considered in the supplemental information, the Company determined that SFA, OFF 5TH and Saks Direct should be aggregated into one reportable segment.

8.	Comment: Please tell us your consideration of disclosing net sales by major merchandise category for each year presented. Refer to ASC 280-10-50-40.

Response: The Company has disclosed its owned sales by major merchandise category for fiscal year 2010 on page 3 under Item 1. Business. The Company has reviewed ASC 280-10-50-40 and in future filings, will disclose its net sales by major merchandise category for each period presented in Note 2 “Summary of Significant Accounting Policies” under Net Sales. Had the disclosure been included in the Form 10-K, it would have read as follows:

The following table summarizes net sales by merchandise category:

	2010		2009		2008
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
Women’s apparel	$1,001,783	36.0%	$961,762	36.5%	$1,086,742	35.7%
Women’s accessories	537,301	19.3%	508,564	19.3%	598,691	19.7%
Cosmetics and fragrances	449,957	16.2%	434,909	16.5%	509,017	16.7%
Men’s apparel, shoes, and accessories	357,023	12.8%	357,931	13.6%	417,295	13.7%
Women’s shoes	315,725	11.3%	258,603	9.8%	287,532	9.4%
Other	123,956	4.4%	109,763	4.3%	144,161	4.8%

Total	$2,785,745	100.0%	$2,631,532	100.0%	$3,043,438	100.0%

Note 3 – Proprietary Credit Cards, page F-14

9.	Comment: Please tell us your consideration of disclosing the terms of the program agreement that provide for sharing of certain credit losses of the card portfolio and the related risk of loss.

Response: The Company routinely evaluates the adequacy of its disclosures with respect to its proprietary credit card program and whether additional information may be significant to an investor. The Company believes its current disclosure is adequate. The Company believes that expanded disclosure regarding the amended loss sharing provisions is not necessary. Upon signing the Fifth Amendment to the Program Agreement, the Company filed a Form 8-K disclosing the terms of the amendment. A copy of the Fifth Amendment was filed as an exhibit to the Form 8-K. The Company entered into a Sixth Amendment to the Program Agreement in fiscal year 2011 which superseded the Fifth Amendment and revises certain of the risk and revenue sharing provisions in a manner favorable to the Company. The Company does not consider the risk associated with the revised loss sharing provisions to be significant given the quality of the Company’s credit card receivables, terms of the new risk sharing agreement, customer base, and current macroeconomic environment. Should circumstances change or if the Company enters into another amendment that could have a material impact on the Company’s financial position, results of operations, or cash flows, the Company will revise its disclosures accordingly.

Pursuant to the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me.

  /s/ Kevin G. Wills

Kevin G. Wills

Executive Vice President and Chief Financial Officer

Saks Incorporated

(212) 940-5540

cc:	Stephen I. Sadove, Chairman and Chief Executive Officer

Michael A. Brizel, Executive Vice President and General Counsel

Drew Wagoner, PricewaterhouseCoopers LLP

Robyn Manuel, Staff Accountant

Schedule A

Revised Consolidated Statements of Changes in Shareholders’ Equity

			Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss) (1)	Total Shareholders’ Equity
	Common Stock
	Shares	Amount
Balance at February 2, 2008	141,784	$14,180	$1,162,220	$43,036	$(15,002)	$1,204,434
Net loss				(158,804)		(158,804)
Prior service credit arising during the period					(616)
Net loss arising during the period					(68,200)
Amortization of prior service credit included in net periodic pension expense					(88)
Amortization of net loss included in net periodic pension expense					1,005
Income tax effect					26,465

Change in minimum pension liability, net of tax						(41,434)

Comprehensive loss						(200,238)

Pension measurement date change				345		345
Issuance of common stock, net	636	64	4,025			4,089
Net activity under stock compensation plans	2,699	269	(1,130)			(861)
Income tax effect of stock compensation plans			1,352			1,352
Stock-based compensation			16,354			16,354
Repurchase of common stock	(2,949)	(295)	(34,594)			(34,889)

Balance at January 31, 2009	142,170	$14,218	$1,148,227	$(115,423)	$(56,436)	$990,586
Net loss				(57,919)		(57,919)
Net gain arising during the period					4,690
Amortization of net loss included in net periodic pension expense					7,828
Income tax effect					(4,882)

Change in minimum pension liability, net of tax						7,636

Comprehensive loss						(50,283)

Issuance of 7.5% convertible notes			21,147			21,147
Issuance of common stock, net	15,097	1,509	94,689			96,198
Net activity under stock compensation plans	2,519	252	(645)			(393)
Income tax effect of stock compensation plans			(2,491)			(2,491)
Stock-based compensation			16,846			16,846

Balance at January 30, 2010	159,786	$15,979	$1,277,773	$(173,342)	$(48,800)	$1,071,610
Net income				47,846		47,846
Net loss arising during the period					(1,840)
Amortization of net loss included in net periodic					6,281
Income tax effect					(1,732)

Change in minimum pension liability, net of tax						2,709

Comprehensive income						50,555

Issuance of common stock	2,064	206	21,057			21,263
Net activity under stock compensation plans	1,049	105	(2,701)			(2,596)
Income tax effect of stock compensation plans			5,967			5,967
Stock-based compensation			16,766			16,766

Balance at January 29, 2011	162,899	$16,290	$1,318,862	$(125,496)	$(46,091)	$1,163,565

(1)	Accumulated Other Comprehensive Loss is composed of net gains and losses associated with the Company’s defined benefit pension plan.